EXECUTION COPY
AMENDMENT NO. 1 TO MERGER AGREEMENT
          This AMENDMENT NO. 1 (this “Amendment No. 1”), dated as of March 30, 2007, to the Merger Agreement, dated as of October 11, 2006 (the “Merger Agreement”), is by and among Reis, Inc., a Delaware corporation (the “Company”), Wellsford Real Properties, Inc., a Maryland corporation (“Parent”), and Reis Services LLC, a Maryland limited liability company and wholly owned subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H:

          WHEREAS, the Company, Parent, and Merger Sub are parties to the Merger Agreement;

          WHEREAS, the Company, Parent, and Merger Sub desire to amend the Merger Agreement as set forth herein; and

          WHEREAS, terms used herein but not otherwise defined shall have the respective meanings ascribed thereto in the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1.	Amendments to the Agreement.

1.1	Section 8.1(b) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(b) by the Company or Parent at any time after May 31, 2007 if the Merger shall not have been consummated on or before such date; provided that the right to terminate the Agreement under this clause (b) shall not be available to any party whose breach of a representation, warranty, covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to be consummated on or before such date;"

2.	Amendments to Exhibits.

2.1	Exhibit 2.5 to the Merger Agreement is hereby amended and restated in its entirety by replacing such Exhibit 2.5 with Exhibit A attached hereto.

3.	Miscellaneous.

3.1	Full Force and Effect; Reservation of Rights. Except as specifically set forth in this Amendment No. 1, the Merger Agreement shall remain in full force and effect and is hereby ratified and confirmed. The parties acknowledge and agree that the execution and delivery of this Amendment No. 1 shall in no way limit or waive, or be deemed to limit or waive, any other terms, conditions, rights or covenants in the Merger Agreement.

3.2	Divisions and Headings. The divisions of this Amendment No. 1 into sections and subsections and the use of captions and headings in connection therewith are solely for convenience and shall have no legal effect in construing the provisions of this Agreement.

3.3	Governing Law. This Amendment No. 1 shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York.

3.4	Counterparts; Facsimile. This Amendment No. 1 may be executed in one or more counterparts and by different parties in separate counterparts. All of such counterparts shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other party.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have caused this Amendment No. 1 to the Merger Agreement to be executed by their duly authorized representatives as of the date first written above.

REIS, INC. By:	/s/ Jonathan T. Garfield
Name:	Jonathan T. Garfield
Title:	Executive Vice President

WELLSFORD REAL PROPERTIES, INC.
By:	/s/ Mark P. Cantaluppi
Name:	Mark P. Cantaluppi
Title:	VP - Chief Financial Officer

REIS SERVICES LLC
By:	/s/ Mark P. Cantaluppi
Name:	Mark P. Cantaluppi
Title:	VP - Chief Financial Officer

EXHIBIT A

EXHIBIT 2.5

Name	Position
Lloyd Lynford	President, Chief Executive Officer and Treasurer
Jonathan Garfield	Executive Vice President and Secretary
Jeffrey H. Lynford	Chairman
William Sander	Chief Operating Officer and Assistant Secretary
Mark P. Cantaluppi	Chief Financial Officer and Assistant Secretary
Michael Richardson	Vice President, Sales